VIA FACSIMILE AND U.S. MAIL


August 16, 2005

Derrick A. Nicholson
Chief Financial Officer
Avecia Group plc.
P.O. Box 42, Hexagon House
Blackley, Manchester M9 8ZS
United Kingdom

	RE:	Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed May 18, 2005
      File No. 333-11268

Dear Mr. Nicholson:

	We have reviewed your letter dated August 3, 2005 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions may be included in your future filings.
Some of our comments refer to US GAAP literature. If your accounting under IFRS differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US
GAAP reconciliation note.





Aggregate Contractual Arrangements, page 35

2. We have read your response to comment three from our letter dated
July 5, 2005. Please revise your table of contractual cash obligations to include estimated variable interest obligations in addition to fixed interest obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46 of SEC Release
33-8350.

Financial Statements

Note 24 - Contingent Liabilities and Contingent Assets, page 114

Environmental, page 114

3. We have read your response to comment 10 from our letter dated
July
5, 2005. Please confirm that additional losses related to environmental matters, in total and for each site individually, are not reasonably possible. If not, please revise your discussion to include each of the disclosures required by paragraph 10 of SFAS 5 and question 2 in SAB Topic 5:Y.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

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Mr. Derrick A. Nicholson
August 16, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE